PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME,

CHIYODA-KU, TOKYO 100-0011, JAPAN

June 24, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.
Attention:	Ms. Stephanie Hunsaker
Senior Assistant Chief Accountant

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for year ended March 31, 2010, Filed August 16, 2010

Form 6-K, Filed April 21, 2011

File No. 000-54189

Dear Ms. Hunsaker:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), in response to your letter, dated May 31, 2011. We appreciate the Staff’s review of and comments to the Registrant’s previous annual report on Form 20-F for the fiscal year ended March 31, 2010 (the “Annual Report”) and the Registrant’s report on Form 6-K submitted on April 21, 2011.

The Registrant is planning to submit its annual report on Form 20-F for the fiscal year ended March 31, 2011 in the next few weeks. As discussed further below, the Registrant will take into account the Staff’s comments in its future filings. We would greatly appreciate the Staff providing any further comments or questions relating to the responses set forth below as soon as possible, so that they may be further reflected in the upcoming filing of the Registrant’s annual report on Form 20-F.

Set forth below are the Staff’s comments together with the Registrant’s responses to the comments. Figures in the tabular presentation of this response letter are shown in millions unless otherwise stated.

U.S. Securities and Exchange Commission	2

Form 20-F

Risk Factors

“Because a large portion of our assets are located in Japan and our business operations are conducted primarily in Japan, we may incur further losses if economic conditions in Japan worsen”, page 9

Comment No. 1: You have disclosed that your performance is particularly affected by the general economic conditions of Japan. Given that you are headquartered in and conduct a significant amount of business in Japan, please explain to us the exposure that the recent natural and nuclear events has had on your business and how it has (or will) impact your operations. Additionally, please tell us how your business continuity plans discussed on page 143 performed in the wake of these natural disasters and whether any changes were necessary to your plans as a result.

Response to Comment No. 1: The operations of many Japanese companies have been adversely affected by the recent massive earthquake that struck the Tohoku region in Japan on March 11, 2011. The impact includes both direct and indirect negative effects on their operations.

With respect to the Registrant, the direct impact of the earthquake was primarily physical damage to its tangible assets, such as real estate properties and system infrastructure, and was limited only to the affected region. Of the more than 600 branches that The Bank of Tokyo Mitsubishi UFJ, Ltd., or BTMU, which is the Registrant’s main commercial banking subsidiary, has in Japan, only six branches are located in the region directly impacted by the earthquake. The Registrant’s real estate properties of those six branches did not suffer any serious damage, and all of them continued their operations through the end of normal business hours on the day of the earthquake and resumed their operations on the next business day of the earthquake. The Registrant does not have any branches or offices in the evacuation area established by the Japanese government due to the accidents at the Fukushima Daiichi Nuclear Power Plant.

The Registrant notes that the earthquake has resulted in, and will likely further cause, indirect adverse effects on its financial results such as an increase in credit costs as the credit quality of some borrowers have deteriorated. The Registrant’s loans outstanding to borrowers in the Tohoku region as of March 31, 2011 was proportionally small, constituting less than 1% of the Registrant’s total loans outstanding. The Registrant recognizes that borrowers in other regions in Japan may also be affected due to electricity power supply shortages, supply chain disruptions and other indirect consequences of the earthquake. As of March 31, 2011, the Registrant’s domestic loans in Japan accounted for approximately 80% of total loans outstanding.

In addition to the increase in credit costs, the Registrant notes that the earthquake has affected, and may continue to affect, Japanese stock prices as well as the value of Japanese government bonds. The Registrant has a significant portfolio of these securities that could be affected depending on how the Japanese economy reacts after the earthquake and what governmental policies may be adopted for reconstruction and recovery.

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The Registrant estimates that the earthquake increased credit costs by approximately JPY22 billion for the fiscal year ended March 31, 2011. Although the Registrants believes that the earthquake contributed to the impairment losses from investment securities for the fiscal year ended March 31, 2011, the Registrant is unable to quantify the loss directly caused by the earthquake separately from losses caused by other economic factors. At this time, the Registrant is uncertain of the potential impact of the earthquake for the fiscal year ending March 31, 2012, because the operating environment will be influenced by numerous factors, including, but not limited to, general Japanese economic condition, pace of the market recovery (if any) and governmental policies for compensation and reconstruction.

In order to address the issues arising from the earthquake, the Registrant’s major subsidiaries have set up task forces pursuant to the Registrant’s rules relating to crisis management. The Registrant’s commercial banking, trust banking and securities subsidiaries recommenced their branch operations in the Tohoku region and nearby regions on the following business day after the earthquake, while some branches of other subsidiaries of the Registrant closed only on a temporary basis. The Registrant believes its business continuity plan functioned effectively to respond to the direct damages caused by the earthquake.

At the same time, the earthquake resulted in unprecedented and extreme circumstances, including radiation leakage caused by the accidents at the Fukushima Daiichi Nuclear Power Plant, an electricity power supply shortage and a need for all companies in Japan, including the Registrant, to reduce their electricity consumption this summer. The Registrant has initiated a comprehensive review of its existing business continuity plan to more effectively respond to these circumstances as well as further extreme scenarios, such as further radioactive contamination in the Tokyo metropolitan area and a sudden massive blackout in major metropolitan areas in Japan.

Item 4. Information on the Company, page 19

B. Business Overview, page 22

United States, page 37

Regulatory Reform Legislation, page 40

Comment No. 2: We note that you have extensive trading activities, including proprietary trading activities. Based on the disclosures throughout your filing, it is not clear how much of your foreign exchange and other trading revenues were generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues, to the extent material, could provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations. Additionally, to the extent that this revenue stream could be impacted by the Volcker rule, you should also discuss the effects of that potential limitation on your revenue stream. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities, if material. In addition, if the effects of the Volcker rule could potentially have a material effect on your operations, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

U.S. Securities and Exchange Commission	4

Response to Comment No. 2: Activities reported in the Registrant’s trading accounts can generally be classified into two categories:

•

Trading purpose activities – These activities are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains through frequent and short-term selling and buying of securities, commodities or others.

•

Trading account assets relating to application of certain accounting rules – The Registrant has assets that are generally not related to trading purpose activities, but simply classified in its trading accounts due to the application of certain accounting rules, such as assets that are subject to fair value option accounting treatment or investment securities held by variable interest entities.

Of the two categories, trading purpose activities represent a smaller portion of the Registrant’s trading accounts profits.

Trading Purpose Activities: The Registrant’s commercial banking and securities subsidiaries are the main entities that conduct trading purpose activities. The profits generated by these subsidiaries accounted for more than a majority of the Registrant’s trading accounts profits from trading purpose activities during the fiscal year ended March 31, 2010.

The Registrant’s commercial banking subsidiaries generally do not separate customer originated trading activities from non-customer related trading activities, for financial reporting purposes. Based on managerial accounting figures, the Registrant’s management estimates that approximately one-half of the Registrant’s trading profits from the trading purpose activities related to customer originated trading activities.

The Registrant’s securities subsidiaries generally do not separate customer originated trading activities from non-customer related trading activities, either for financial reporting purposes or for managerial accountings purposes. They generally categorize trading purpose activities by types of operations such as primary operations, customer solutions, fixed income, equities and operations in relation to other financial products.

Trading Accounts relating to Application of Certain Accounting Rules: The Registrant holds assets that are not related to trading purpose activities, but rather are classified within trading accounts due to certain accounting treatments, such as assets subject to fair value option accounting treatment or investment securities held by variable interest entities.

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Fair Value Option: Entities are permitted to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. The Registrant elected the fair value option for foreign currency denominated debt securities, equity securities and certain other financial instruments held by its commercial banking, trust banking and securities subsidiaries effective on April 1, 2008. Since these accounts are recorded at fair value, gains and losses associated with these financial instruments constitute a part of our trading accounts profits under ASC 825-10-25. The nature of these accounts would have been available-for-sales investment securities rather than trading securities if the fair value option was not elected. Profits and losses of financial instruments subject to the fair value option are mainly comprised of gains/losses on sale of foreign currency denominated debt securities, gains/losses on valuation of foreign currency denominated debt securities, gains/losses on sale of foreign currency denominated equities, and gains/losses on valuation of foreign currency denominated equities. During the fiscal year ended March 31, 2010, profits from securities under the fair value option represented more than two-thirds of the trading account profits from trading accounts relating to application of certain accounting rules (i.e., non-trading purpose activities).

Variable Interest Entities: Trading accounts in relation to this category relate to investment trusts set up for the Registrant’s investment funds. The Registrant invests in investment trusts that are professionally managed collective investment schemes which pool money from many investors and invest in, among others, equity and debt securities. Most of these funds take the form of a trust where there is a separation in investment decisions, which is assumed by an investment manager who has no investment in the trust, and ownership through beneficiary interests issued by the trust are owned by investors. Therefore, these investment trusts are considered as variable interest entities (“VIE”s). The Registrant consolidates investment trusts when it owns a majority of the interests issued by investment trusts. Once investment trusts are consolidated, profits/losses associated with the investment trusts are accounted for as a part of trading accounts profits/losses. During the fiscal year ended March 31, 2010, most of the profits relating to these assets were derived from gains on valuation of debt securities and equities.

As noted above, trading profits associated with trading accounts relating to application of certain accounting rules account for a larger portion of the Registrant’s trading profits, and less than a majority of the Registrant’s trading accounts profits are derived from trading purpose activities in which the Registrant seeks profits by frequent selling and buying, with a short-term perspective, of securities, commodities and others for its own account. Furthermore, the Registrant’s primary sources of business are those of commercial banking businesses such as loans or deposit and of trust banking and securities businesses which are primarily conducted based on the Registrant’s established customer relationships. As a result, the Registrant believes a large part of its trading purpose activities relates to customer originated trading activities.

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Furthermore, most of such trading purpose activities are generally executed in Japan and the Registrant’s has only a limited number of proprietary trading activities in U.S subsidiaries. The Registrant understands that the Volcker Rule may not impact proprietary trading activities that are conducted solely outside of the United States, which accounts for a large portion of the Registrant’s proprietary trading activities. Accordingly, the Registrant believes that the implementation of the Volcker Rule will not materially impact its business and operations. In the future, if the Registrant’s proprietary trading activities increases materially or becomes subject to material restrictions, the Registrant hereby undertakes to provide additional information regarding its proprietary trading revenues.

C. Organizational Structure, page 41

Comment No. 3: We note your disclosure on page 42 that you own 50% or less of the ownership interest and 50% or less of the proportion of voting interest in the following subsidiaries, yet these subsidiaries are consolidated into your consolidate financial statements:

•	The Master Trust Bank of Japan, Ltd.

•	Mitsubishi UFJ Capital Co., Ltd.

•	MU Hands-on Capital Co., Ltd.

•	BOT Lease Co., Ltd.

•	BTMU Participation (Thailand) Co., Ltd.

Please provide us with your accounting analysis for each of these entities supporting that that these entities are appropriately consolidated in your consolidated financial statements.

Response to Comment No. 3: The Registrant has advised that, under ASC810-10-15-8, if the entity is not categorized as a VIE, the Registrant generally consolidates an entity when the Registrant, directly or indirectly, owns more than 50% of the outstanding voting shares in the entity. If, however, there are certain factors which indicate substantive control such as control of the board of directors, there are contracts or other agreements with other holders of voting interests that provide control, or the other investee owners have little or no influence or have little or no risk, the entity may be consolidated even though the Registrant owns less than 50% of the outstanding voting shares in the entity. In accordance with common business practice in Japan where lifetime employment is often expected by the society, a parent company frequently appoints the directors and officers for entities it consolidates by transferring its former or current employees to those entities to fill those positions. While there is generally no specific contract or agreement between the parent company and these entities, there is an implicit and virtual relationship existing between them that creates the power for the parent company to control these entities through substantive control of board of directors. Each of the subsidiaries listed in Comment No. 3 is not categorized as a VIE.

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The table below shows the voting interest and the relative size of each subsidiary’s assets and net income as compared to the Registrant’s consolidated assets and net income for the fiscal year ended March 31, 2010:

	The Master Trust Bank of Japan, Ltd.	Mitsubishi UFJ Capital Co., Ltd.	MU Hands-on Capital Co., Ltd.	BOT Lease Co., Ltd.	BTMU Participation (Thailand) Co., Ltd.
Voting interest	46.50%	40.26%	50.00%	22.57%	24.49%

				(in JPY million)
	The Master Trust Bank of Japan, Ltd.	Mitsubishi UFJ Capital Co., Ltd.	MU Hands-on Capital Co., Ltd.	BOT Lease Co., Ltd.	BTMU Participation (Thailand) Co., Ltd.	MUFG Consolidated
Total Asset	343,294	38,201	6,646	537,873	318	200,084,397
Net Income (loss)	982	(5,167)	(6)	771	28	875,076

Proportion to MUFG Consolidated
Total Asset	0.17%	0.02%	0.00%	0.27%	0.00%
Net Income (loss)	0.11%	(0.59%)	0.00%	0.09%	0.00%

The Master Trust Bank of Japan, Ltd.: The agreement between Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), which is a wholly owned subsidiary of the Registrant, and other stockholders, provides that MUTB may appoint the majority of directors of The Master Trust Bank of Japan, Ltd. (“MTBJ”), including MTBJ’s representative director and president. As such, the Registrant concluded that it has substantive control over MTBJ.

Mitsubishi UFJ Capital Co., Ltd.: Former and current employees of the Registrant account for the majority of the board of directors of Mitsubishi UFJ Capital Co., Ltd. (“Mitsubishi UFJ Capital”). As a result, the Registrant holds substantive control of the board of directors of Mitsubishi UFJ Capital. The following facts were also considered: In the resolution of its board of directors’ meeting, the board of Mitsubishi UFJ Capital decided to (1) adopt the Registrant’s group-wide management philosophy, code of ethics and code of conduct established by the Registrant to ensure that it conducts businesses in line with the level of standards required by the Registrant; and (2) carry out its business management in line with the Registrant’s group-wide basic management policy set forth by the Registrant as well as guidelines for business management developed by BTMU, a wholly owned banking subsidiary of the Registrant. As such, the Registrant concluded that it has substantive control over Mitsubishi UFJ Capital.

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MU Hands-on Capital Co., Ltd.: Former and current employees of Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), which is a wholly owned subsidiary of the Registrant, account for the majority of the board of directors of MU Hands-on Capital Co., Ltd. (“MU Hands-on Capital”). As a result, the Registrant holds substantive control of the board of directors of MU Hands-on Capital. In addition, management contracts between MUSHD and MU Hands-on Capital require MUSHD to pre-approve any matters to be submitted to a shareholders’ meeting for discussion, which pre-approval must be obtained prior to the related resolutions are presented to MU Hands-on Capital’s board of directors for adoption. Similarly any significant business activities, such as determination of a business plan, ALM and capital management, and significant changes in the business plan or strategy, must be discussed with MUSHD in advance. The main objective for MU Hands-on Capital to appoint a current employee of MUSHD as a non-executive director is to receive supervision and management know-how from MUSHD’s perspective. In addition, MUSHD owns 50% of the voting interest in MU Hands-on Capital and invests in all shares of type “A” non-voting rights stock issued by MU Hands-on Capital. MUSHD is the largest shareholder among the voting interest holders, and the other investee owners have little or no influence or have little or no risk. Accordingly, the Registrant concluded that it has the power to control MU Hands-on Capital.

BOT Lease Co., Ltd.: Although the Registrant’s voting interest in BOT Lease Co., Ltd. (“BOT Lease”) is less than 50%, the Registrant is the largest shareholder among the voting interest holders. In terms of personnel relationship, 10 out of 11 directors of BOT Lease are current and former employees of BTMU. As a result, BTMU holds substantive control of the board of directors of BOT Lease. In addition, during the fiscal year ended March 31, 1998, when BOT Lease faced a severe deterioration in values of its assets, BTMU extended financial support to, and was proactively involved in the business restructuring of, BOT Lease in order to minimize its potential impairment loss exposure. The financial condition of BOT Lease has now improved since the time BTMU provided financial support. In connection with BOT Lease’s business growth, BTMU has also served as the most significant source of funding. Based on all of these conditions considered together, the Registrant concluded that it has substantive control over BOT Lease.

BTMU Participation (Thailand) Co., Ltd.: A seconded employee and a former employee of BTMU constitute the entire board of directors of BTMU Participation (Thailand) Co., Ltd. As there is a certain factor which indicates substantive control as to control of the board of directors, the Registrant concluded that it has substantive control over BTMU Participation (Thailand) Co., Ltd.

B. Liquidity and Capital Resources, page 80

Loan Portfolio, page 82

Comment No. 4: On page 85 you have disclosed that your banking subsidiaries may grant various concessions (modification of loan terms) to troubled borrowers at the borrower’s request. To the extent that you have a material amount of loan modifications or restructurings not accounted for as troubled debt restructurings (TDRs), consider disclosing:

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•	The triggers or factors you review to identify these loans for modification or restructuring;

•	The typical length of the restructured terms;

•	The success rates of these restructuring programs;

•	Quantification of the amounts of loans restructured (by loan type and workout strategy) in each period presented;

•	Analysis supporting your conclusion that these restructurings should not be classified as troubled debt restructurings;

•	How the loans are classified (performing vs. non-performing), whether they continue to accrue interest, and the number of payments that must be made before they are returned to accrual status;

•	Impact of restructurings on past due statistics;

•

To the extent the restructuring is a “short-term” modification, the success rates of these types of restructurings and whether these restructurings often result in more permanent or longer-term restructurings being made in the future; and

•

Whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If included in the SFAS 5 analysis, whether a materially different amount would have resulted if included in the SFAS 114 analysis.

Response to Comment No. 4: The Registrant confirmed that it has reported and disclosed in its Annual Report all loans to troubled borrowers subject to modifications, restructuring and other concessions as either “restructured loans” or “nonaccrual loans” in accordance with U.S. GAAP. Therefore, there is no material amount of loans to troubled borrowers subject to modifications, restructurings or other concessions that are not accounted for as TDRs.

Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other

Risk, page 142

Credit Risk Management, page 144

Borrower Rating, page 145

Comment No. 5: We note that you classify your borrower ratings into 15 grades based on evaluations of their expected debt-service capability over the next three to five years. Please tell us the assumptions made when determining such capability and the primary data reviewed to determine these classifications.

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Response to Comment No. 5: The Registrant has advised us that the primary data utilized in the Registrant’s assessment of borrowers include the borrower’s financial statements and notes thereto as well as other public disclosure made by the borrower. In addition, when appropriate and possible, the Registrant obtains non-public financial and operating information from borrowers, such as the borrower’s business plan, borrower’s self-evaluation of its operating assets and other borrower information about its business and products.

Based on the borrower and industry information, the Registrant assigns borrower ratings mainly by applying financial scoring models – either developed internally or by third party vendors, depending on the borrower’s attribute, whether the borrower is domestic or foreign, whether the borrower is a large corporation or small and medium-sized corporation, and whether the borrower is corporate entity or another type of legal entities (school, hospital, fund, etc.).

For example, for domestic small and medium-sized corporations, which constitute the largest borrower attribute in the Registrant’s current loan portfolio in terms of number of borrowers, the Registrant has adopted an internally developed financial scoring model, exclusively designed and developed for such attribute. The Registrant has carefully selected various financial ratios that it believes to be useful and meaningful to quantitatively measure and assess the borrowers’ financial standings and repayment capability. Such financial ratios represent, among other things, borrowers’ growth, profitability, stability, cash flow, company size and capital efficiency. The model is periodically validated against historical results. The following is an illustration of some of the financial ratio the Registrant utilizes as part of its financial scoring model:

•	To measure growth: Sales growth, and growth in total assets,

•	To measure profitability: Current profit to sales, and profit before tax to sales, and

•	To measure stability: Equity ratio and current ratio.

The financial score obtained through the models is reviewed and when necessary, adjusted downward to reflect the Registrant’s qualitative assessment of the borrower’s financial strength and other factors that could affect the borrower’s ability to service the debt. For example, the Registrant takes into account: capability of turning around the business (in case of borrowers with losses) or recovering positive net worth (in case of borrowers with negative net worth), industry risk, management risk, legal risk, as well as the Registrant’s assessment of the probability of receiving support from parent companies (if the borrower is a subsidiary of a large listed company).

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When adjusting the results of primary financial scoring assigned to borrowers with losses, the Registrant considers the severity of losses and the possibility of improving operating results. The Registrant analyzes and assesses whether the loss is temporary, the trend in operating results is improving, or the loss is expected to continue for an extended period. When adjusting the results of primary financial scoring assigned to borrowers with losses or borrowers with negative net worth, the Registrant also analyzes whether the borrower can return to a positive net worth, and the time period needed to achieve such recovery (one to two years, three to five years, or five years or more).

In addition, adjustments based on industry risk are based on future prospects, applicable laws and regulations, and other factors surrounding the industry. Adjustments for management risk reflect the Registrant’s assessment of management’s track record, the composition of the management team including the board of directors, any succession management plan as well as the risk management and compliance framework of the borrower. Adjustments for legal risk are made when the borrower is facing a lawsuit and when there is a possibility of a significant claim payment related to product liability, intellectual property, environmental problems, building standard law, and other legal issues.

When assessing the probability of receiving support from parent companies, various factors are examined, such as the parent company’s credit standings, whether key management personnel are sent by the parent, whether the borrower is consolidated by the parent, and the proportion of the borrower in consolidated sales and/or profits of the parent.

Finally, the Registrant considers outside ratings, and its internal borrower ratings may be adjusted when deemed appropriate.

Comment No. 6: Please provide us, and disclose in future filings, examples of your borrower ratings as some of these definitions of these ratings appear to be confusingly similar. For example, it is unclear of the difference between, borrower rating 1-2, defined as a borrower capacity to meet financial obligations deem high and stable and rating 1-3, defined as a borrower capacity to meet financial obligations deemed free of problems. Additionally, please clarify whether there is any correlation between your internal risk grading and the risk classification system used by your primary bank regulators.

Response to Comment No. 6: The Registrant classifies its borrowers into 15 grades based on evaluations of their expected debt-service capability over the next three to five years. The Registrant provides a more detailed description of each rating in the table below (and intends to provide such disclosure in its future filings):

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MUFG Borrower Ratings

MUFG Borrower Ratings	MUFG Borrower Rating Definition
1	The capacity to meet financial commitments is extremely certain, and the borrower has the highest level of creditworthiness.
2	The capacity to meet financial commitments is highly certain, but there are some elements that may result in lower creditworthiness in the future.
3	The capacity to meet financial commitments is sufficiently certain, but there is the possibility that creditworthiness may fall in the long run.
4	There are no problems concerning the capacity to meet financial commitments, but there is the possibility that creditworthiness may fall in the long run.
5	There are no problems concerning the capacity to meet financial commitments, and creditworthiness is in the middle range.
6	There are no problems concerning the capacity to meet financial commitments presently, but there are elements that require attention if the situation changes.
7	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor.
8	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor, and creditworthiness is relatively low.
9	The capacity to meet financial commitments is somewhat poor, and creditworthiness is the lowest among “Normal” customers.
10 through 12

Borrowers who must be closely monitored because of the following business performance and financial conditions;

•  Borrowers who have problematic business performance, such as virtually delinquent principal repayment or interest payment.

•  Borrowers whose business performance is unsteady, or who have unfavorable financial conditions

•  Borrowers who have problems with loan conditions, for whom interest rates have been reduced or shelved

10	Although business problems are not serious or their improvement is seen to be remarkable, there are elements of potential concern with respect to the borrower’s management, and close monitoring is required.
11	Business problems are serious, or require long-term solutions. Serious elements concerning business administration of the borrower have emerged, and subsequent debt repayment needs to be monitored closely.
12

Borrowers who fall under the criteria of Rating 10 or 11 and have “Restructured Loans”.

Borrowers who have “Loans contractually past due 90 days or more”. (As a rule, delinquent borrowers are categorized as “Likely to Become Bankrupt,” but the definition here applies to borrowers delinquent for 90 days or more because of inheritance and other special reasons.)

13	Borrowers who pose a serious risk with respect to debt repayment, loss is likely to occur in the course of transactions. While still not bankrupt, there borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future.
14	While not legally bankrupt, borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations.
15	Borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation)

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The Registrant notes that borrowers rated 1 through 3 in the Registrant’s borrower ratings above are, in many cases, borrowers that are rated investment grade by the major credit rating agencies, and borrowers rated 4 and below in the Registrant’s borrower ratings are often those that are rated non-investment grade by such rating agencies. The Registrant emphasizes, however, that the foregoing is a general observation and solely to illustrate to the Staff the different borrower ratings. The Registrant’s borrower ratings and the ratings assigned by third-party rating agencies are not related or otherwise linked to each other, and the rating methodologies, models and calibrations adopted by the Registrant are different from those used by major credit rating agencies.

The Japanese regulatory authorities require Japanese banks to categorize borrowers as follows:

a.	Normal borrowers (generally corresponding to borrowers in categories 1 through 9 in the Registrant’s ratings), which are borrowers that are performing well, with no significant financial concerns,

b.	Borrowers requiring close watch (generally corresponding to borrowers in categories 10 through 12 in the Registrant’s ratings), which include loans that have been amended to allow for delays or forgiveness of interest payments, borrowers experiencing difficulty in complying with loan terms and conditions and borrowers that are recording losses or performing badly,

c.	Borrowers likely to become bankrupt (generally corresponding to borrowers in category 13 in the Registrant’s ratings), which relate to borrowers who pose a serious risk with respect to debt repayment, loss is likely to occur in the course of transactions. While still not bankrupt, there borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future,

d.	Virtually bankrupt borrowers (generally corresponding to borrowers in category 14 in the Registrant’s ratings), which are not legally bankrupt, but borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations, and

e.	Bankrupt borrowers or de facto bankrupt borrowers (generally corresponding to borrowers in category 15 in the Registrant’s ratings), which are borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation) proceedings.

The Registrant undertakes to provide the above explanation in its future filings.

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Item 15. Controls and Procedures, page 161

Comment No. 7: We note your disclosure that management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2010. We also note your disclosure that during the period covered by the Annual Report, there has not been any change in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please tell us in more detail how you concluded that the restatement discussed in Note 35 to your consolidated financial statements, which appears to relate to improper elimination entries and improper intercompany activities which could be control related did not impact your conclusion that your internal controls were properly operating as of March 31, 2010, or at a minimum did not require any material changes be made to your internal control over financial reporting during the year covered by the Annual Report. As part of your response, please tell us how, and who, identified the errors which required restatement.

Response to Comment No. 7: In connection with the preparation of the Registrant’s consolidated financial statements as of and for the fiscal year ended March 31, 2009, the Registrant’s independent registered public accounting firm, in the process of its audit, identified certain errors relating to the Registrant’s consolidated statements of cash flows (the “2009 Errors”). The Registrant’s management reviewed the quantitative impact and qualitative factors of such errors during its evaluation of the effectiveness of the Registrant’s internal controls over financial reporting, and concluded that the Registrant maintained effective internal control over financial reporting as of March 31, 2009.

The 2009 Errors related to control deficiencies identified at certain foreign subsidiaries which make up a small portion of the Registrant. The deficiencies at the subsidiary level were the result of certain ineffective preventative and detective controls that failed to identify the improper elimination of non-cash foreign currency adjustments and failed to capture certain non-routine, non-cash securities transactions at the foreign subsidiaries.

Following the 2009 Errors, in order to prevent the recurrence of similar errors, the Registrant developed and implemented several measures during the fiscal year ended March 31, 2010 that were designed to improve and refine its existing internal control procedures and processes. For example, these measures included (1) accelerating the schedules for closing and preparing consolidated balance sheets and statements of operations to allow for additional time to validate consolidated statements of cash flows, (2) enhancing procedures for reviewing the consolidated statements of cash flows, and (3) refining the existing processes with the verification of non-routine transactions. As a result of the implementation of these measures during the fiscal year ended March 31, 2010, certain additional past errors were discovered primarily by the Registrant’s management. Substantially all of these additional errors relate to the same types of deficiencies giving rise to the 2009 Errors.

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The 2009 Errors and those additional past errors were restated and reported in Note 35 to the Registrant’s consolidated financial statements as of and for the fiscal year ended March 31, 2010. In light of the 2009 Errors and those additional past errors, the Registrant’s management reconsidered the appropriateness of management’s original evaluation of the effectiveness of the Registrant’s internal control over financial reporting and concluded that the aggregate effect was not deemed to be a material weakness.

In assessing the effectiveness of the Registrant’s internal control over financial reporting as of March 31, 2010, the Registrant’s management considered the following factors relating to the past errors:

•

A significant portion of the past errors were caused by deficiencies relating to the failure to identify the improper elimination of non-cash foreign currency adjustments and non-cash securities transactions, and the intercompany errors which primarily affected the balances of trading account assets and liabilities. These errors were confined to a limited number of foreign subsidiaries that make up a small part of the Registrant;

•

As a result of the implementation of the measures during the fiscal year ended March 31, 2010, the Registrant was able to self-identify most of the additional errors and eliminate all such errors as of March 31, 2010, and furthermore expected the likelihood of similar errors recurring to be small;

•

The past errors did not affect previously reported amounts in the consolidated balance sheets, consolidated statements of operations, consolidated statements of changes in equity from nonowner sources, consolidated statements of equity, or cash and cash equivalents in the consolidated statements of cash flows;

•

The Registrant’s management did not recognize any qualitative factors that may indicate the existence of a material weakness, such as intentional manipulation of results, improper management override or concealment of fraudulent transactions; and

•

The restatement discussed in Note 35 to the Registrant’s consolidated financial statements included in the Annual Report did not significantly affect the overall trend in cash flows previously reported in prior annual reports on Form 20-F. Furthermore, the Registrant believed that the correction of such errors would not alter investment decisions of financial statement users.

Based on the foregoing as well as other factors considered, the Registrant’s management concluded that internal control over financial reporting was effective as of March 31, 2010.

While these measures improved the Registrant’s internal controls, the Registrant concluded that the measures did not constitute changes that has materially affected or is reasonably likely to materially affect internal control over financial reporting because the measures consisted of those designed to improve and refine existing internal control procedures and processes.

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Selected Financial Data, page A-1

III. Loan Portfolio, page A-8

Nonaccrual, Past Due and Restructured Loans, page A-10

Comment No. 8: Pursuant to Guide 3 Item III.C.2, please clarify, in future filings, whether you have any potential problem loans that were not disclosed as nonaccrual, past due and restructured, but where known information about possible credit problems of borrowers (which are not related to transfer risk inherent in cross-border lending activities) causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans pursuant to Item III.C.l.

Response to Comment No. 8: The Registrant has advised us that it classifies as nonaccrual, past due and/or restructured loans all potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the borrowers’ ability to comply with the present loan repayment terms. The Registrant intends to confirm in its future filings that it does not have potential problem loans that are not disclosed as nonaccrual, past due and/or restructured. The Registrant notes that the borrowers who have loans deemed to be at the stage prior to becoming potential problem loans are classified as 10 or 11 on its borrower rating, as described in the Response to Comment No. 6 above. These borrowers are those who have poor business performance and financial condition. The Registrant has confirmed that the amount of loans to these borrowers is not significant to the Registrant’s total loans.

Financial Statements and Notes, page F-1

Consolidated Statements of Equity, page F-10

Comment No. 9: We note your rollforward of noncontrolling interests on page F-12. Please explain in further detail the types of activities included within the line item “decrease in noncontrolling interests related to exclusion of subsidiaries from consolidation.”

Response to Comment No. 9: The Registrant has advised us that noncontrolling interest amounts decreased mainly as a result of sales of interests in the investment trusts that the Registrant previously consolidated under the VIE accounting. The Registrant provided the seed capital to establish these investment trusts, but as the interests in the investment trusts were partially or completely sold, they were no longer consolidated under VIE accounting. The decrease for the fiscal year ended March 31, 2010 also reflects the effect of deconsolidating The Senshu Bank, Ltd., of which the transaction was discussed in Note 20 to the Registrant’s consolidated financial statements included in the Annual Report.

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Note 1 — Basis of Financial Statements and Summary of Significant Accounting Policies, page F-15

Comment No. 10: We note your disclosure that the provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management’s opinion, is “adequate” to absorb probable losses inherent in the credit portfolio. If true, please tell us and revise future filings to state that the allowance is at the amount that management believes to be the “appropriate” amount to absorb probable losses inherent in the credit portfolio.

Response to Comment No. 10: The Registrant acknowledges the Staff’s comment and will modify its disclosure in future fillings to state that Management believes that the provision for credit losses is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the credit portfolio.

Note 4 — Investment Securities, page F-36

Comment No. 11: We note that you have JPY1,655,812 million of nonmarketable equity securities as of March 31, 2010, and that this balance has steadily increased from JPY513,975 at March 31, 2008, to JPY1,390,315 as of March 31, 2009 to JPY1,655,812 at March 31, 2010. We also note that you have recognized some impairment losses on these securities in each of the past three years, and that you did not estimate the fair value of some of the investments at the balance sheet dates as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. In light of the growing significance of this investment portfolio, please tell us and enhance your disclosures in future filings to address the following:

•

Your disclosure indicates that you monitor the status of each investee periodically, including credit ratings and changes in your share of the net assets in the investees as compared to the time of investment. Tell us the typical industries in which these investments are made, whether the companies are located in Japan or elsewhere, how often credit ratings information is available given the equity investments are nonmarketable, and whether this is an area of expected continued growth.

•	Tell us whether the impairments recognized on these nonmarketable equity securities are concentrated within a few companies or industries.

•	Tell us the types of, and frequency of, information received from the entities for which you made the investment.

•	Tell us more about the “commonly accepted valuation models” utilized for certain of these investments and tell us whether you backtest and validate the model as you sell off your investments.

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Response to Comment No. 11: As of March 31, 2008, 2009 and 2010, the Registrant’s nonmarketable equity securities were comprised of the following:

	2008	2009	2010
	(in JPY million)
Nonmarketable equity securities
Preferred stock issued by Morgan Stanley	—	927,642	861,867
Preferred security issued by BTMU Preferred Capital 9 Limited	—	—	370,000
Unlisted preferred stocks issued by public companies	289,448	272,810	258,931
Others, mainly equity securities issued by unlisted companies	224,527	189,863	165,014

Total	513,975	1,390,315	1,655,812

Nature of investees. The balance of nonmarketable equity securities has increased significantly from March 31, 2008 to March 31, 2010. The increase between March 31, 2008 and 2009 is mainly due to the acquisition of preferred stocks issued by Morgan Stanley. The increase between March 31, 2009 and 2010 was mainly due to the acquisition of preferred security issued by BTMU Preferred Capital 9 Limited, which is a non-consolidated funding vehicle of the Registrant. Other unlisted preferred stocks represent those issued by several Japanese public companies. The unlisted equity securities represent the Registrant’s investments in certain small and medium sized customers in a wide range of industries located in Japan. The Registrant’s decision to invest in preferred stocks issued by Japanese public companies and other equity securities is generally determined on a case-by-case basis taking into account economic considerations as well as customer relationship issues.

The Registrant plans to exchange the convertible preferred stocks issued by Morgan Stanley to the common stocks subject to certain conditions. Therefore, the balance of nonmarketable equity securities will decrease significantly in the future. The Registrant has advised us that its business plan does not specifically outline a strategy with respect to its nonmarketable equity securities. At this time, the Registrant cannot make any projections with respect to the future growth of investments in nonmarketable equity securities.

Credit review. The Registrant performs a self-assessment of the credit ratings of issuers of nonmarketable equity securities under similar system as it monitors its borrowers, as described in the Response to Comment No. 6 above. The credit ratings are generally updated once a year based on the annual financial statements obtained from the investees. In addition, financial information, such as unaudited monthly or quarterly financial information, is obtained on a quarterly basis for self-assessment purposes. If an event that could impact the credit rating of an issuer occurs, the Registrant reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. To avoid arbitrary assessment of nonmarketable equity securities, the Registrant’s credit examination sections also undertake credit testing and evaluation.

Impairment. For the fiscal year ended March 31, 2010, the Registrant recognized an impairment of JPY24,751 million, of which JPY20,129 million related to a limited number of companies categorized in transportation industry and financial institution based on those companies particular circumstances. The Registrant has advised us that the impairments were not caused by material industry trends. The Registrant undertakes to disclose in its future filings any material underlying trends of impairments, if any such trends are identified.

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Valuation models. The Registrant utilizes a commonly accepted option pricing model as its standard valuation model. This model applies a logic to derive a fair value using the present value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from probability of exercising options or upon exercising of the options. Parameters used for the valuation include but are not limited to stock price, volatility and credit spread. The valuation is performed on a quarterly basis. At the time of any sale, the Registrant generally separately calculates a valuation to be used in sales price negotiations with the counterparty. The price agreed between the Registrant and a counterparty is also used as a reference for validating the appropriateness of previous valuations of the investment. The Registrant performs periodic validation of the valuation models. Specifically, the sensitivity and appropriateness of parameters are verified by using different valuation models employed by the Registrant.

The Registrant undertakes to enhance its disclosure in its future filings substantially in the above form.

Note 10 — Pledged Assets and Collateral, page F-58

Comment No. 12: We note your disclosure that certain contracts may not be specific about the secured party’s right to sell or repledge collateral, and that if you determine, based on available information, that a financial asset “might not be sold or repledged” you do not report those amounts separately in the consolidated balance sheets. You also state that as of March 31, 2010, you pledged JPY19,370 billion of assets that “may not be sold or repledged” by the secured parties. Please tell us whether the JPY19,370 billion includes those situations where there is judgment and the secured party “might” not be able to sell or repledge the securities, or just the ones where you have determined for certainty based on the contracts that the secured party is not able to sell or repledge the securities. To the extent the latter is true, please tell us the amount of the securities for which you have only determined the secured party “might” not be able to sell or repledge the securities. Please also tell us whether the contracts for which the terms are unclear about the secured party’s rights to sell or repledge collateral are based in certain jurisdictions.

Response to Comment No. 12: The Registrant has advised us that while there are a few cases in which the secured party is by a contract not able to sell or repledge the collateral pledged by the Registrant, such restriction is more often determined based on market practice. For example, pledged assets which might not be sold or repledged by secured parties for certainty based on the market practice, though not clarified in the contract, are as follows:

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•

Pooled collateral pledged to the Bank of Japan: Given the function of the Bank of Japan as a central bank, the Bank of Japan, which is a secured party, has not, customarily and historically, disposed of assets received as collateral unless the pledging bank defaults. Therefore, the Registrant has determined that the Bank of Japan may not sell or repledge pooled collateral.

•

Assets pledged as collateral for Federal Reserve Banks: Such assets are pledged by the Registrant’s banking subsidiaries under the Lending Agreement with the Federal Reserve Bank, as defined in Operating Circular No. 10. The Registrant considered that Federal Reserve Banks will not sell or repledge the collateral based on market practice.

•

Collateral pledged to the Federal Home Loan Bank: Pledged assets to the Federal Home Loan Bank (“FHLB”) by the Registrant’s banking subsidiaries are prepared for borrowing funds from FHLB. The Registrant considered that FHLB will not sell or repledge the collateral based on market practice.

•

Collateral pledged for domestic funds transfer: Such collateral is pledged by banks participating in the Zengin System in Japan (Domestic Funds Transfer System) to prepare for any failures in settlements due to net fund shortage. The Tokyo Bankers Association, Inc., which receives the collateral, has implied that it would not to sell or repledge the collateral under the contract.

•

EUROCLEAR: The collateral pledged for EUROCLEAR is collateral pledged to the clearing agencies to prepare for any failures in settlements due to a net fund shortage. The Registrant has determined that the clearing agencies will not sell or repledge the collateral.

The collateral pledged to the above counterparties account for most of the JPY19,370 billion of pledge assets that may not be sold or repledged by secured parties, reported as of March 31, 2011.

Note 17 — Preferred Stock, page F-76

Comment No. 13: We note your disclosure on page F-80 of the terms of the Class 11 Preferred Stock, and the related reset provisions included within the Class 11 Preferred Stock agreements. Please tell us how you considered the guidance in ASC 815-40 in accounting for your Class 11 Preferred Stock.

Response to Comment No. 13: The liquidation preference amount of the outstanding shares of the class 11 preferred stock has been JPY1 million (approximately $12 thousand) since March 31, 2006. Therefore, the Registrant respectfully submits that even if there is a possibility of recognizing embedded derivatives, they would be immaterial.

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Note 28 — Trading Account Profits and Losses, page F-116

Comment No. 14: We note your tabular disclosure of trading account profits and losses by contract type and the significant fluctuations in the account from year to year. Please respond to the following and expand your disclosures in future filings to address the following:

•

Tell us and expand your disclosures to provide further discussion of the types of instruments that generate the trading profits and losses by type of risk and how those instruments affect the financial statement line items. For example, discuss how interest rate contracts generate trading account profits and losses (changes in fair value which reflect X line item, and fee charged to customer, which affects X line item, etc).

•

Describe the significant drivers of trading account profits and losses. For example, discuss how much of the revenue is driven by transaction fees (if classified here) versus changes in fair value of the instruments.

•

Tell us in more detail how trading account profits and losses is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected. For example, if a customer requests a foreign exchange swap, discuss the types of fees charged for the transaction, and whether the trading account profits and losses you would recognize is the other side of the swap transaction that the customer requested.

•	Clarify how “foreign exchange derivative contracts” reflected in Note 28 reconciles to “foreign exchange gains (losses)” on the consolidated statements of operations.

Response to Comment No. 14: Activities reported in the Registrant’s trading accounts can generally be classified into two categories:

•

Trading purpose activities – These activities are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains through frequent and short-term selling and buying of securities, commodities or others.

•

Trading account assets relating to application of certain accounting rules – The Registrant has assets that are generally not related to trading purpose activities, but simply classified as trading accounts due to application of certain accounting rules, such as assets that are subject to fair value option accounting treatment or investment securities held by variable interest entities that are classified as trading account securities.

Of the two categories, trading purpose activities represent a smaller portion of the Registrant’s trading accounts profits.

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Trading Purpose Activities: The following table sets forth the details of the Registrant’s trading account profits and losses for the fiscal year ended March 31, 2010:

2010
(in JPY million)
Derivative contracts:
Interest rate contracts	213,786
Equity contracts	(217,228)
Commodity contracts	(8,999)
Credit derivatives	(97,273)
Others	21,228

Total	(88,486)
Trading account securities:
Trading account securities	522,620
Trading account securities under fair value option	327,338

Total	849,958

Trading account profits (losses) - net	761,472

The descriptions below outline each of the items above for the fiscal year ended March 31, 2010:

Derivative contracts. For the fiscal year ended March 31, 2010, the Registrant reported a loss on its trading in overall derivative contracts, primarily due to losses from equity contracts and credit derivatives, which losses were partially offset by profits earned from interest rate contracts.

•

Interest rate contracts. The Registrant’s commercial banking subsidiaries account for a large portion of profit in the Registrant’s interest rate contracts. The Registrant’s commercial banking subsidiaries mainly utilize these products to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities. The Registrant’s commercial banking subsidiaries generally do not separate customer originated trading activities from non-customer related trading activities for financial reporting purposes. The Registrant recognized profits mainly due to the downward trends in interest rates which had a positive impact on the interest rate swaps.

•

Equity contracts. The Registrant’s securities subsidiaries account for a large portion of loss in equity contracts. The Registrant’s securities subsidiaries hold equity stocks in connection with customer transactions and utilize equity contracts to manage the risk that would arise from price fluctuations. Losses from equity contracts are reported in this line and profits from equity stocks are reported in the Trading account securities. The securities subsidiaries generally do not separate customer originated trading activities from non-customer related trading activities, either for financial reporting purposes or for managerial accountings purpose. The upward trend during the fiscal year ended March, 2010 in equity stock prices had a negative impact on stock futures, which resulted in the recognition of a trading loss.

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•	Commodity contracts. A loss was recognized but the amount was relatively insignificant.

•

Credit derivatives. The Registrant’s commercial banking subsidiaries accounted for a large portion of credit derivatives. The Registrant’s commercial banking subsidiaries had a larger net position of protection bought as part of their credit portfolio risk management. A net valuation loss was recognized since financial/credit uncertainty was reduced during the fiscal year ended March 31, 2010 resulting in a decrease in overall credit spreads.

Trading account securities. As discussed in the Response to Comment No. 2, activities reported in the Registrant’s trading accounts can generally be classified into trading purpose activities and trading account assets relating to application of certain accounting rules. Trading account securities, which relate to trading purpose activities, primarily constitutes gains and losses on trading and valuation of trading securities (mainly Japanese national government bonds and Japanese equity stocks). The largest amount of trading account assets relating to application of certain accounting rules relate to securities under the fair value option (mainly foreign-currency-denominated available-for-sale securities). A profit was recognized for these categories of trading account securities, mainly due to a market recovery during the fiscal year ended March 31, 2010.

•	Trading account securities. Among other things, gains and losses from trading of equity stocks led to an overall net profit position.

•

Trading account securities under the fair value option. As for securities under the fair value option, the recognition of a profit was primarily attributable to recording valuation gains due to the market recovery during the fiscal year ended March 31, 2010.

The Registrant generally does not separate for financial reporting purposes customer originated trading activities from those with non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable currency. Once the customer agrees to the offered price, the deal is completed and the position is recorded in the Registrant’s ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, the Registrant often enters into the other side of transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

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For foreign exchange gains (losses) reported in the consolidated statements of operations for the fiscal years ended March 31, 2008, 2009 and 2010, Note 28 to the consolidated financial statements discloses the balance relating to foreign exchange derivative contracts. Foreign exchange gains (losses) were comprised of the following:

Foreign exchange gains (losses):	2008	2009	2010
	(in JPY million)
Foreign exchange derivative contracts — described in Note.28	26,832	(829,605)	31,154
Foreign exchange gains (losses) other than derivative contracts	1,269,101	1,188,699	557,226
Foreign exchange gains (losses) related to the fair value option	—	(565,247)	(371,660)

Foreign exchange gains (losses) — described in PL	1,295,933	(206,153)	216,720

Items included in Foreign exchange gains (losses) comprised of Foreign exchange derivative contracts (for example, foreign exchange gains and losses on currency derivatives), Foreign exchange gains (losses) other than derivative contracts (for example, gains and losses on foreign exchange transactions) and Foreign exchange gains (losses) related to the fair value option (foreign exchange gains (losses) on securities under the fair value option). Because the Registrant elected the fair value option for foreign-currency-denominated securities effective on April 1, 2008, foreign currency translation gains and losses arising from these securities were reclassified to earnings from comprehensive income for the fiscal years ended March 31, 2009 and 2010.

The Registrant undertakes to provide as part of management’s discussion and analysis of financial condition and results of operations disclosure in its future filings, the general description of the nature of its trading account profits and losses, and also provide the detailed trends underlying the gains or losses during a particular fiscal period.

Note 31 — Fair Value, page F-121

Comment No. 15: On page F-130, you have disclosed that you maintain an established process for determining the fair value of collateral (i.e., real estate) dependent loans, using various valuation techniques, including, but not limited to, discounted cash flow models. Please tell us the assumptions made when using this valuation technique and describe any alternative procedures performed to validate the amounts determined using the discounted cash flow approach.

Response to Comment No. 15: The Registrant has advised us that the following valuation techniques and assumptions are used for valuation of collateral:

(a) Replacement cost approach. The replacement cost approach is primarily used for buildings and land they are built on. This approach calculates the collateral value based on the replacement cost of the property as of the valuation date. Replacement cost tables and useful life tables used for this approach are developed by appraising subsidiaries.

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(b) Sales comparison approach. The sales comparison approach is mainly used for land. The collateral value is based on Japanese government official land prices and standard land prices, considering the results of comparison analysis between the official roadside value which is used for tax purposes and the related government official land and standard land prices.

(c) Income approach. The income approach is, as a general rule, applied to all rental properties. This approach calculates the collateral value using expected future cash flows. In this approach, the expected annual net operating income is discounted by the related capitalization yield. The significant assumptions within the income approach are the expected annual net operating income and capitalization yield. The expected annual net operating income is estimated by rental income. The capitalization yield is determined based on the location and use of the property by appraising subsidiaries. The capitalization yield may be adjusted to reflect the trends in locations, occupancy rates and rent level and other factors. In order to validate the results of the income approach for such rental properties, the Registrant utilizes appraisals made by its subsidiary which specializes in appraisals in accordance with the Real Estate Appraisal Standard issued by the Ministry of Land, Infrastructure, Transport and Tourism of Japan. The valuation performed by the appraising subsidiaries are primarily monitored by the Registrant’s Credit Policy & Planning Division, which is responsible for supervising the appraisal procedures, and undertaken by the Registrant’s credit examination sections.

Comment No. 16: To the extent you use external appraisals to determine the value of the underlying collateral and you have a significant amount of loans measured for impairment based on such value, consider also disclosing:

•	How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;

•	Whether you make any adjustments to the appraisals and why;

•	Type of appraisal, such as “retail value” or “as is” value;

•

How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, consider disclosing whether the loans are returned to performing status or whether they remain as nonperforming;

•	Typical liming surrounding the recognition of loan as non-accrual and recording of any provision or charge-off;

•	Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and

•	How you determine the amount to charge-off.

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Response to Comment No. 16: The Registrant has advised us that it generally does not use external appraisers. As set forth in the Response to Comment No. 15 above, with respect to the valuation of real estate collateral, in principle, appraisals provided by the appraising subsidiaries are used. Appraisals of collateral pledged by the lower-credit rating borrowers (i.e., borrowers categorized as “likely to become bankrupt,” “virtually bankrupt” or “legally bankrupt”) are made formally on an annual basis, and adjusted semi-annually to reflect certain factors such as official roadside value (i.e., real estate values published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan). When an event that could impact the collateral value occurs, the Registrant reassesses the value of the collateral as soon as such event is recognized by the Registrant. Based on this approach, the Registrant believes it reflects updated collateral value as of any relevant balance sheet date. In addition, on a quarterly basis, in principle, the Registrant also performs the self-assessment of borrowers using the semi-annually adjusted collateral values from its appraising subsidiaries and recognizes any allowance for loan losses or charge-offs.

Note 36 — Subsequent Events, page F-147

Securities Joint Ventures with Morgan Stanley, page F-147

Comment No. 17: We note that you hold a 49% voting interest and a 60% economic interest in Morgan Stanley MUFG Securities Co., Ltd. (MSMS) while Morgan Stanley holds the remaining 51 % voting interest and 40% economic interest. According to Note 17 of the unaudited condensed consolidated financial statements filed in the Form 6-K on January 20, 2011, you have accounted your interest in MSMS under the equity method of accounting due to significant influence. Given that the voting rights arc not proportional to the economic interest, tell us how you analyzed FASB ASC 810-10 to support your conclusion that MSMS should not be consolidated. Additionally, as part of your response, please tell us whether your conclusion has changed effective with your conclusion on April 21, 2011 to account for Morgan Stanley as an equity-method affiliate given your conversion of the Morgan Stanley convertible preferred stock to common shares.

Response to Comment No. 17: The Registrant has advised us that it has the ability to exercise significant influence over Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”) through its 49% ownership of voting interest held by MUSHD, which is a wholly owned subsidiary of the Registrant. In terms of power to control, however, even though the Registrant owns 60% of economic interest in MSMS’s earnings, the Registrant has concluded that it has no power to control MSMS for the reason discussed below:

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Non-controlling interests granted to MUSHD represent protective rights that would allow MUSHD to exercise veto rights with respect to corporate actions such as amendments to articles of incorporation or board of directors roles and responsibilities of MSMS, organizational restructuring such as merger or company split of MSMS, acquisition or disposal of MSMS’s significant businesses, and resolution to liquidate or dissolve MSMS. However, these rights are not deemed as substantive participating rights, because MUSHD has no ability to involve in operating and capital decisions of MSMS in the ordinary course of business. Therefore, the Registrant believes that the assumption that Morgan Stanley Japan Holdings Co., Ltd. (a holding company in Japan, which is indirectly 100% owned by Morgan Stanley, the ultimate parent) has power to control MSMS has not been overcome. With respect to the percentage of directors comprising the MSMS’s board of directors, former and current employees of the Registrant do not account for the majority of directors. Four out of the 10 directors of MSMS are current and former employees of the Registrant.

Given the analysis above, the Registrant has concluded that it does not possess the substantive power to control MSMS, and therefore MSMS is accounted for as an equity-method affiliate.

As for the conversion of the Morgan Stanley convertible preferred stock to common shares, the Registrant is expected to acquire approximately 22.4% voting interests in Morgan Stanley as a result of this conversion, thereby acquiring the ability to exercise significant influence over Morgan Stanley. This conversion, however, would not grant the power to control Morgan Stanley, and therefore the Registrant would not have an ability to exercise voting rights over MSMS through Morgan Stanley. MSMS is an operating company, not a VIE, and is consolidated by Morgan Stanley because Morgan Stanley has a 51% voting interest and controls the board of MSMS. Morgan Stanley does not change the consolidation conclusion for MSMS.

Therefore, the Registrant expects to conclude that the conversion would not affect the current accounting treatment, and the Registrant would retain the equity-method accounting for MSMS.

Form 6-K filed April 21, 2011

Comment No. 18: We note your disclosure that Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd (MUMSS) posted a large loss in part of its fixed-income position trading business and has therefore decided to downsize a part of its fixed-income position trading business to minimize its risk position. Please respond to the following:

•

Tell us whether you plan to cease all proprietary trading activities within MUMSS as a result of this large trading loss and decision to downsize part of this business, or whether your decision just relates to the fixed-income position trading business;

•	Tell us whether the large trading loss resulted from any control or limit issues being exceeded; and

•

Tell us in more detail how you believe the fixed-income trading loss resulted, particularly in light of the fact that the daily average value-at-risk (VAR) for interest rate risk for the period from April – September 2010 was JPY15.51 billion, as disclosed in your Form 6-K filed January 20, 2011.

U.S. Securities and Exchange Commission	28

Response to Comment No. 18: The Registrant has no plan to cease all MUMSS proprietary trading activities. MUMSS immediately scaled down the particular area of fixed income position trading that gave rise to the loss, and withdrew from the business other than for customer facilitation (including internal transactions) and the minimum necessary hedging transactions. However, the Registrant believes that some proprietary trading activities can continue under effective risk management.

After a comprehensive review, the Registrant believes that the loss was not the direct result of an exposure limit violation, and the action taken was in a timely manner to avoid a limit violation. However, the trading losses led immediately to a review of the exposure risk tests and limits, and MUMSS is revising its risk exposure protocols to reduce the risk of comparable losses in the future. The loss related to this particular fixed income position trading was comprised of mark-to-market losses and the cost of withdrawing from the business. The total of related losses was JPY80 billion, the majority of which reflected the cost of withdrawing from the business.

The large loss at MUMSS originated from market fluctuations affecting fixed-income trading, with losses arising primarily from the cost of exiting certain fixed-income positions. Although the daily average VaR for interest rate risk of the Registrant for the period from April 2010 to September 2010 was only JPY15.51 billion, MUMSS nonetheless experienced a large fixed-income related trading loss. The Registrant responded by forming a special task force at MUMSS, comprising representatives from MUMSS and its shareholders to identify the causes of the large trading loss and to formulate a comprehensive action plan to strengthen MUMSS’s overall risk management. The task force analyzed the situation in detail and concluded that it is necessary to adopt additional stress tests. MUMSS has already started taking action to adopt additional stress tests, reinforcing its risk governance structure and reducing various market risks. MUMSS’s shareholders are supportive of and are monitoring these processes.

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Please contact the undersigned at +81-3-3597-6306 (fax number +81-3-4496-6202) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Ms. Yolanda Crittendon

U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.